2004 ANNUAL REPORT

2004 Annual Report

30 Years of Superior Performance — 3

Corporate Profile — 5

Our Vision — 6

Our Mission — 6

Report to Stockholders — 9

The Year in Review — 11

Stock Highlights — 16

Our Appreciation — 19

The Business Community — 20

Financial Highlights — 22

Citizens Value Proposition — 27

Package of Values — 28

Banking Services — 30

Credit Services — 32

Wealth Management — 33

Golden West Financial Services — 34

Community Commitment — 35

Senior Leadership Team — 36

Leadership Team — 38

Corporate Listing — 39

Locations — 40

Years of Superi

30 YEARS OF SUPERIOR PERFORMANCE

Citizens Business Bank's 30 years of superior performance began nearly 32 years ago when George and John Borba first talked about starting a bank in Chino, California. There were only three banks serving the predominantly agricultural community at that time. George and John did not feel banks and bankers were giving the community the attention and the quality of service it deserved. They knew they could do a better job and began the process of establishing Chino Valley Bank.

In April 1973, the founding group was formed. The organizational office was at 5456 Riverside Drive in Chino. The original founders and directors of Chino Valley Bank were George Borba, John Borba, Paul Cortez, Ronald Kruse, John Lo Porto, Charles Magistro, Warren Stewart and John Vander Schaaf. Today four of the eight founders continue to serve on the Board.

Over the years, directors retired and other members of the business community have been elected to the Board. D. Linn Wiley joined the Bank and the Board in 1991. In 1996 James C. Seley was elected to the Board, and in 1999 San Vaccaro joined the Board as part of the acquisition of Orange National Bank.

Our Board of Directors has provided counsel and guidance throughout our 30-year history. The blending of personalities, many years of experience, and their personal and varied talents have led the Bank to consistently superior performance in all measures. This group of leaders has made the difference in our continued growth, increased profitability and on-going success. It is to our directors, past and present, that we dedicate this celebration of 30 years of superior performance.

George Borba
Chairman of the Board

In 1973 George Borba brought together a group of local businessmen to form Chino Valley Bank. His vision was to simply be the best bank with the highest quality of customer service in the community. Over 30 years later, George continues to serve as the Chairman of the Board at CVB Financial Corp. and Citizens Business Bank. George shares his many years of experience in agricultural management and prudent business practices with the leadership of Citizens Business Bank. His advice and counsel contributes to the on-going superior performance of the Bank.



CORPORATE PROFILE

The group of Chino business leaders founding the Bank invested $3,500 each to start the process. An application to charter Chino Valley Bank was filed June 21, 1973, nearly a year after George Borba and his brother John had their first conversation. The application was approved on November 27, 1973.

Then the real work began! There was a building to build, stock to sell and a staff to employ. The directors went door-to-door throughout the community of Chino, encouraging all their friends to buy stock. They sold 75,000 shares at $10 a share for $750,000, and the directors purchased the remaining 75,000 shares in order to capitalize the Bank for $1.5 million.

On August 9, 1974, Chino Valley Bank opened for business at 12808 Central Avenue in Chino. The vision of our founders was simply to be the best bank with the highest quality of customer service for the citizens of Chino. They succeeded and, in the process, attracted more than 25% of all the deposits in Chino.

CVB Financial Corp. was formed as a one-bank holding company in December 1981. Chino Valley Bank remained the principal subsidiary. A second subsidiary, Community Trust Deed Services was added as a non-bank subsidiary to provide real estate related services in August 1983. Chino Valley Bank became Citizens Business Bank on March 31, 1996. This name change was in response to the geographic expansion and the strategic business focus of the Bank. In July 2002, the Bank acquired Golden West Financial Services as a subsidiary of Citizens Business Bank.

Citizens Business Bank is the largest bank headquartered in the Inland Empire and the largest independent bank in its respective markets.

OUR VISION

The vision of Citizens Business Bank is to be recognized as the premier relationship financial institution for businesses and professionals in California with $5.0 billion in assets by 2005 and $10.0 billion in assets by 2010, with earnings growth of 15.0% a year, a return on equity of 20% and a return on assets of 1.6%.

OUR MISSION

The vision is supported by our mission. The mission of Citizens Business Bank is to achieve superior performance and rank in the top ten percent of all financial institutions in California in return on equity and return on assets. This will be achieved by delivering the finest in financial products and services through relationship banking commitments with businesses and professionals in the Inland Empire, Los Angeles County, Orange County and the Central Valley region of California. It will be supported by an unqualified commitment to our five core values of financial strength, superior people, customer focus, cost-effective operation and having fun.

TOTAL LOANS (in thousands)



2,500,000
2,000,000
1,500,000
1,000,000
500,000
2,551
33,830
127,943
1974
1980
1985

The Bank that began with a single office in Chino and $1.5 million in capital in 1974 has now grown to 39 offices serving 33 cities in seven counties. Our strong internal growth, along with our acquisitions, has combined to produce record results throughout our 30-year history.

000's omitted

Year	Deposits	Loans	Assets	Capital	Earnings
1974	$2,318	$2,551	$3,765	$1,402	$(55)
1980	$56,513	$33,830	$64,576	$5,786	$776
1985	$170,978	$127,943	$192,258	$11,943	$2,333
1990	$462,891	$362,758	$512,361	$38,365	$8,847
1995	$992,565	$609,173	$1,144,868	$95,522	$13,981
2000	$1,595,030	$1,032,341	$2,307,996	$188,630	$34,683
2004	$2,875,039	$2,117,580	$4,511,011	$317,483	$61,486


2,117,580
1,032,341
609,173
362,758
1990
1995
2000
2004



Ronald O. Kruse
Vice Chairman

Mr. Kruse is an active member of the California business and agricultural community as Chairman of his family businesses, Kruse Investment Co., Inc. and Feed Commodities, LLC. As a founding member of the Board of Directors, he has provided prudent financial guidance and careful oversight of our investment and balance sheet management. His service as Vice Chairman of the Board has been invaluable to our success.



REPORT TO STOCKHOLDERS

CVB Financial Corp. and Citizens Business Bank achieved another record year in 2004. Our goals and objectives were focused on our critical few for the year. Our commitment to sales and marketing superiority, demand deposit growth, business loan growth, fee income and Wealth Management Group growth combined to produce the best year ever for Citizens Business Bank.

It was our thirteenth consecutive year of record performance and it was the 28th year of record earnings in our 30-year history. As of December 31, 2004, CVB Financial Corp. reported deposits of $2.88 billion, loans, net of allowance, of $2.12 billion and total assets of $4.51 billion. Deposits were up $214.5 million, or 8.06%, from $2.66 billion on December 31, 2003. Loans increased $378.9 million, or 21.79%, from $1.74 billion in 2003. Total assets rose $656.7 million, or 17.04%, from $3.85 billion on December 31, 2003.

The growth in deposits, loans and assets produced record earnings of $61.5 million. This is up $8.7 million, or 16.38%, over net earnings of $52.8 million reported in 2003.

Earnings for 2004 produced a return on beginning equity of 21.44%, a return on average equity of 20.33%, and a return on average assets of 1.47%. This earnings performance allowed the Company to exceed the return on equity objective of 20.0%.

Shareholder's equity increased $30.8 million, or 10.73%, to $317.5 million as of December 31, 2004. This growth in capital provided a leverage ratio of 8.3% and a total risk-based capital ratio of 13.4%. These capital ratios are well above the regulatory required ratios of 4.0% and 8.0%, respectively. They also exceeded the regulatory well-capitalized ratios of 5.0% and 10.0%, respectively.

D. Linn Wiley

President & Chief Executive Officer

Linn Wiley has served as President and Chief Executive Officer for CVB Financial Corp., and Citizens Business Bank as a member of the Board of Directors since 1991. Mr. Wiley brings over 40 years of bank management to the organization. He serves as a liaison between the Bank's Senior Leadership and the Board of Directors.Our aggressive goals and superior performance year over year is motivated by his leadership and guidance. He has been a key influence in our continued growth and success.



THE YEAR IN REVIEW

The year 2004 was marked by significant accomplishments and acknowledgements. The Bank achieved record results in almost every category. It was clearly the Company's best year with record deposits, record loans, record assets and record earnings.

The strong growth in deposits, loans and assets allowed the Company to meet and exceed its profit objectives. The growth in demand deposits, loans and assets was well ahead of plan. It was this growth, accompanied by strong cost controls, that allowed the Bank to achieve the excellent earnings results for the year.

Net interest income grew by $22 million, or 16.9%, to more than $151 million. This increase was solely the result of the strong deposit, loan and asset growth. Non-interest income was down by more than $2.0 million, or 7.0%, to approximately $28 million as a result of a decline in service charges and an other-than-temporary impairment charge. Net income of $61.5 million was up $8.7 million, or 16.4%. This meets the Bank's standard of growing earnings at 15.0% a year. These earnings results produced a return on beginning equity of 21.44%, a return on average equity of 20.33% and a return on average assets of 1.47%

These returns compare favorably with those for the industry. In fact, the return on average equity is 46% higher than for banks in California and 36% higher than for banks across the nation.

	12/31/03	12/31/04	Increase	Percentage
Demand Deposits	$1,142,330	$1,322,255	$197,925	15.75%
Total Deposits	$2,660,510	$2,875,039	$214,529	8.06%
Net Loans	$1,738,659	$2,117,580	$378,921	21.79%
Total Assets	$3,854,349	$4,511,011	$656,661	17.04%

Milestones

In 2004 we achieved several milestones; total assets reached $4.5 billion and earnings exceeded $61.5 million. The market value of CVB Financial Corp. rose from $846.9 million on December 31, 2003 to $1.29 billion at the end of 2004.

Acquisitions.

On October 21, 2004 Citizens Business Bank and Granite State Bank jointly announced the signing of a definitive agreement that provided for Citizens Business Bank to acquire Granite State for an aggregate purchase price of $19.00 per share, or approximately $27 million including the costs associated with the cancellation of stock options. The total purchase price would be paid half in CVB Financial Corp. Common Stock and half in cash in a cash/stock election merger. The transaction was handled under purchase accounting and was completed in February of 2005.

Construction Loan Growth

Once again the Construction Loan portfolio experienced remarkable growth in 2004. Total commitments grew from $308.2 million in 2003 to $354.0 million in 2004. This was an increase of $45.8 million, or 14.9%. Average monthly outstandings grew $66.3 million to $197.18 million. This was a 50.5% increase, when compared to the $130.9 million in average construction loans in 2003. This loan segment contributed $10.92 million in interest income and $3.52 million in loan fees.

TOTAL ASSETS (in thousands)



5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
3,765
64,576
192,258
1974
1980
1985

New Product Development
In 2004, the Bank brought together key department and product managers to evaluate competitive factors and conduct a review of the opportunities to develop new products and enhance our business product line.

Citizens Electronic Processing Solution (CEPS) was introduced to those businesses writing a high volume of checks. This service offers the ability to reconcile the accounts daily, review each check for fraud and make pay and return decisions.

Citizens EquityLine offers an open-ended, revolving line of credit with a variable interest rate. It is secured by a first or second deed of trust.

Citizens QuikChek™ for Business is a debit card designed for business use. This product lets our customers issue a debit card to employees for business expenses. A detail listing of the debits and expenses helps manage business expenses.

Citizens Value Card offers our business customers an employee payroll card program that utilizes standard direct deposit payroll and includes wage statements and additional cards for sending money home. This is a turnkey program for our customers and their employees.


4,511,011
2,307,996
1,144,868
512,361
1990
1995
2000
2004



John A. Borba

John Borba has been a valued contributor to the success of the Bank since it was established in 1974. As a founding director, Mr. Borba assures that the organization provides the community and our customers with continued quality service. His active involvement and cautious oversight of audit procedures and results has contributed to the on-going success of our operation.

Outside his duties with CVB Financial Corp. and John A. Borba & Sons Dairy, John enjoys desert living, golf and travel.

Acknowledgements

Citizens Business Bank's 30 years of superior performance is reflected in the many acknowledgements and awards we have received over the years. This year was no exception.

The Findley Reports named Citizens Business Bank a *Premier Performing Bank* for the 24th consecutive year and a *Super Premier Performing Bank* for the 12th consecutive year.

Keefe, Bruyette & Woods, Inc. presented their *Honor Roll Award* to CVB Financial Corp. at their Annual Community Bank Investor Conference in New York. This was the second consecutive year the Company has won this award. The award is presented to banks that have increased earnings per share for ten consecutive years. There are only 31 banks in the nation that met this standard.

Carpenter & Co. and the **California Bankers Association** presented *The Market Cap Champion Award* to the Bank at the Annual Strategic Issues Summit. This award was presented for achieving the highest return to original investors in the history of banking in California. The return at the end of 2003 was 41,034%. Today, it exceeds 50,000% or $628 for every dollar invested.

Bauer Financial recognized Citizens Business Bank with their *Five-Star rating* during the year. This is their highest rating, and it places the Bank on their "Recommended Bank & Thrift Report."

Mergent, Inc. presented the Bank with their *Dividend Achiever Award* for the third consecutive year. This award recognizes those public companies that have increased their dividend per share for ten consecutive years. Less than 2.5% of all public companies meet this standard.

STOCK HIGHLIGHTS

NASDAQ Listing

CVB Financial Corp. stock is listed on the NASDAQ under the symbol of CVBF. The securities listed consist of one class of common stock. As of December 31, 2004, there were 60,666,322 shares of common stock outstanding to approximately 7,500 shareholders.

Stock Dividend

On December 15, 2004, the Board of Directors of CVB Financial Corp. declared a 5-for-4 stock split. This resulted in shareholders receiving one additional share of stock for every four shares they own. The 5-for-4 stock split was accompanied by a cash dividend of $0.11 per share.

The decision of the Board of Directors to declare the 5-for-4 stock split and the $0.11 cash dividend is predicated on the solid growth and strong financial performance of CVB Financial Corp. and its principal subsidiary, Citizens Business Bank. It also demonstrates the confidence of the Board of Directors in the future prospects of the Company. Shareholders of record on December 29, 2004, were entitled to the 5-for-4 stock split. They received the additional shares of stock on or about January 13, 2005.

VALUE OF A DOLLAR INVESTED

One dollar invested on February 11, 1975, with dividends reinvested, would be valued at $628.00 at the year end 2004. This is based on the assumptions that: cash dividends are taxable at 12% and the balance is reinvested at current market with no transaction charge. All per-share amounts and prices have been restated to reflect stock dividends and splits.



$650
$400
$200
$100
$1.00
$5.45
1975
1980

A stock dividend offers three benefits to our shareholders. First, it provides additional shares with the potential for future appreciation. Second, the additional shares provide for an increase in the liquidity of the stock. Third, the net effect of the stock dividend provides an increase in the cash dividend.


$628.00
$447.82
$210.04
$37.87
1990
2000
2003
2004



John J. Lo Porto

John Lo Porto is a founding director of CVB Financial Corp. Mr. Lo Porto was a well-established retailer in Chino when George Borba invited him to help start the Bank. His commitment to the successful operation of the Company is demonstrated by his dedication and loyalty for over 30 years. In retirement, he continues to provide prudent guidance to CVB Financial Corp. and Citizens Business Bank. He enjoys golf, travel and the beautiful views from his coastline home.

OUR APPRECIATION

[illegible] Bank celebrated 30 years of superior performance. It [illegible] businesses and professionals throughout San Bernardino, Riverside, Los Angeles [illegible] and the Central Valley area of California. It is a celebration well-deserved for [illegible] performance for our customers, associates, shareholders and the communities [illegible] to review our commitment to continue the tradition of CVB Financial [illegible] Bank to do it better every year.

[illegible] associates for providing the very best in service to our customers. [illegible] and for their many referrals. We want to express our appreciation [illegible] 30 years they have spent providing guidance, counsel and vision.

[illegible] express our appreciation to our shareholders for their continued confidence [illegible] a continued and growing relationship as we begin 2005.

D. Linn Wiley
President and Chief Executive Officer

THE BUSINESS COMMUNITY

Citizens Business Bank is strategically positioned to continue being a major beneficiary of Southern California's diverse economy and its increased business activity. The Inland Empire business financial centers put us at the heart of California's fastest growing region where population is expected to grow by 1.8 million in the next 20 years. Our San Gabriel Valley locations are in the middle of a Los Angeles County economy that is expected to add 913,000 jobs between 2000 and 2020. The Burbank location is in one of Los Angeles County's strongest economic areas. The Bank's Orange County centers are in an area with an economy that has only a 2.9% unemployment rate.

Citizens Business Bank's strategy of providing a full range of services to small and mid-sized entrepreneurially-driven companies allows us to increase our market penetration in each of these expanding areas. As we continue our expansion into the Central Valley region of California, we have the opportunity to apply our experience in this growing marketplace. This area is also a good fit for our entrepreneurially-based business and agribusiness strategies.

Citizens' specific market area includes the urbanized portion of San Bernardino County, the Riverside and Corona areas of Riverside County, the San Gabriel Valley, the Glendale and Burbank areas of Los Angeles County, all of Orange County, and the southern portion of the Central Valley region.

TOTAL DEPOSITS (in thousands)


3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
2,318
56,513
170,978
1974
1980
1985

We currently sit in the midst of a Southern California economy that has added 1.37 million jobs since 1993, a 20.0% expansion. Since the early 1990s, the area's economy has been rebuilt on a diversified base of rapidly growing entrepreneurial firms, which is our target customer profile. We have benefited from this area's ability to consistently outperform Southern California as a whole.

Meanwhile, the consolidation of major banks into four colossal institutions has opened up a niche for a high service business bank like Citizens Business Bank. Our ability to successfully implement this strategy is seen by the fact that we are capturing an increasing share of the deposits within our geographic area.

Citizens Business Bank's market area had 9.0 million people in 2004. It would have ranked 8th as a separate U.S. state. We will continue to benefit from being located in the middle of the metropolitan areas that will lead U.S. growth from 2005 to 2020.

Our success in the implementation of our Central Valley initiative and our growth initiatives for Orange, Los Angeles, San Bernardino and Riverside counties demonstrates that our management experience in these selected markets will continue to contribute to our expansion and our future success.


1,595,030
2,875,039
992,565
462,891
1990
1995
2000
2004

FINANCIAL HIGHLIGHTS

CVB FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
Three Years Ended December 31, 2004

	2004	2003	2002
	(amounts in thousands, except earnings per share)		
INTEREST INCOME:			
Loans, including fees	$114,543	$99,042	$90,351
Investment securities:			
Taxable	68,069	51,205	47,097
Tax-advantaged	15,087	16,065	16,273
	83,156	67,270	63,370
Federal funds sold	3	34	602
Total interest income	197,702	166,346	154,323
INTEREST EXPENSE:			
Deposits	15,508	16,323	21,470
Other borrowings	25,661	20,492	18,969
Junior subordinated debentures	5,348	238	-
Total interest expense	46,517	37,053	40,439
NET INTEREST INCOME BEFORE PROVISION FOR CREDIT LOSSES	151,185	129,293	113,884
PROVISION FOR CREDIT LOSSES	-	-	-
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	151,185	129,293	113,884
OTHER OPERATING INCOME:			
Service charges on deposit accounts	13,663	15,039	14,154
Trust Management services	4,464	3,904	3,764
Investment services	1,590	1,471	1,476
Bankcard services	1,781	1,417	1,174
Other	7,490	3,948	3,553
Other-than-temporary impairment write-down	(6,300)	-	-
Gain on sale of securities, net	5,219	4,210	4,897
Total other operating income	27,907	29,989	29,018
OTHER OPERATING EXPENSES:			
Salaries, wages, and employee benefits	47,292	41,493	35,970
Occupancy	7,891	6,738	6,339
Equipment	8,003	6,878	6,212
Stationery and supplies	4,987	4,960	3,975
Professional services	4,776	4,005	4,084
Promotion	5,148	4,524	3,684
Data processing	994	1,190	1,297
Amortization of Intangibles	1,185	815	578
Other	9,446	7,191	3,917
Total other operating expenses	89,722	77,794	66,056
EARNINGS BEFORE INCOME TAXES	89,370	81,488	76,846
INCOME TAXES	27,884	28,656	27,101
NET EARNINGS	$61,486	$52,832	$49,745
BASIC EARNINGS PER COMMON SHARE	$1.02	$0.88	$0.83
DILUTED EARNINGS PER COMMON SHARE	$1.00	$0.86	$0.81

CVB FINANCIAL CORP. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

(amounts in thousands)	December 31, 2004	December 31, 2003
ASSETS		
Investment securities available-for-sale	$2,085,014	$1,865,782
Investment in stock of Federal Home Loan Bank (FHLB)	53,565	37,966
Loans and lease finance receivables	2,140,074	1,759,941
Allowance for credit losses	(22,494)	(21,282)
Total earning assets	4,256,159	3,642,407
Cash and due from banks	84,400	112,008
Premises and equipment, net	33,508	31,069
Goodwill and other intangibles:		
Amortizable	6,136	7,321
Non-amortizable	19,580	19,580
Cash value life insurance	68,233	15,800
Accrued interest receivable	18,391	15,724
Deferred tax assets	4409	-
Other assets	20,195	10,440
TOTAL ASSETS	$4,511,011	$3,854,349
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing	$1,322,255	$1,142,330
Interest-bearing	1,552,784	1,518,180
Total deposits	2,875,039	2,660,510
Demand Note to U.S. Treasury	6,453	3,834
Short-term borrowings	356,000	405,500
Long-term borrowings	830,000	381,000
Deferred tax liabilities	-	5,203
Accrued interest payable	8,809	5,259
Deferred compensation	7,685	6,955
Junior subordinated debentures	82,476	82,476
Other liabilities	27,066	16,891
TOTAL LIABILITIES	4,193,528	3,567,628
COMMITMENTS AND CONTINGENCIES		
Stockholders' Equity:		
Preferred stock (authorized, 20,000,000 shares without par; none issued or outstanding)	-	-
Common stock (authorized, 97,656,250 shares without par; issued and outstanding 60,666,322 (2004) and 48,289,347 (2003))	236,277	232,959
Retained earnings	72,314	36,482
Accumulated other comprehensive income, net of tax	8,892	17,280
Total stockholders' equity	317,483	286,721
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,511,011	$3,854,349

FINANCIAL HIGHLIGHTS

DILUTED EARNINGS PER SHARE


$0.57
$0.66
$0.81
$0.86
$1.00
2000
2001
2002
2003
2004

All per share information has been retroactively adjusted to reflect the 5 - for - 4 stock split declared December 15, 2004, which became effective December 29, 2004; the 10% stock dividend declared December 17, 2003 and paid January 2, 2004; the 5-for-4 stock split declared December 18, 2002, which became effective January 3, 2003; the 5-for-4 stock split declared December 19, 2001 which became effective January 4, 2002; and the 10% stock dividend declared December 20, 2000, which became effective January 5, 2001, and paid January 26, 2001.

STOCKHOLDER'S EQUITY (in thousands)


$188,630
$220,748
$259,821
$286,721
$317,483
2000
2001
2002
2003
2004

DIVIDENDS PAID (in thousands)


$12,390
$15,585
$20,800
$21,638
$23,821
2000
2001
2002
2003
2004

NET EARNINGS (in thousands)


$34,683
$40,058
$49,745
$52,832
$61,486
2000
2001
2002
2003
2004

James C. Seley

Mr. Seley is a partner with Seley & Company, a family owned, commodities trading company specializing in livestock feed ingredients. Jim joined the Board of Directors in 1996.

He has been an active participant in the management of the Bank's community reinvestment programs and regulatory compliance reviews. His guidance has contributed to the on-going success of these programs and their positive results for the organization.



CITIZENS VALUE PROPOSITION

The Citizens Value Proposition is based on a relationship banking strategy that builds and strengthens customer loyalty. It provides ten distinct benefits or values to our customers that clearly differentiates Citizens Business Bank from the competition.

1. **Business and Professional Focus.**
   Unlike banks which attempt to be all things to all people, we are completely focused on serving the business and professional communities better than anyone else.
2. **Superior Financial Products and Services.**
   These have been developed in response to the changing needs of our business and professional clientele. The quality and value of our products and services will be superior to our competition in helping our business and professional clients achieve their goals.
3. **Consistently Superior Service.**
   Every Citizens Business Bank associate is committed to and accountable for providing the highest quality of service of any financial institution in our markets.
4. **Customer Convenience.**
   This is provided through an expanding network of full-service business financial centers supported by strong electronic delivery channels.
5. **Reliable and Responsible Source of Credit.**
   We have a long tradition of being there for our customers through good and bad economic periods.
6. **Fast Decisions.**
   Our empowered local decision-makers are the best in the business in responding quickly to customer needs.
7. **Superior People.**
   We add lasting value to every customer relationship by selecting, developing, empowering, and retaining the most capable and professional people in the industry.
8. **Community Commitment.**
   Citizens Business Bank, its officers and associates provide more support to our communities than any other financial institution.
9. **Superior Financial Strength and Performance.**
   Top-performing businesses demand a top-performing bank. Citizens Business Bank has always been and will continue to be in the top 10% of all banks in California in financial strength and performance.
10. **Competitive Pricing.**
   The strategy of Citizens Business Bank is to build loyal, long-term relationships with businesses and professionals who recognized the superior value that results from our unmatched combination of superior benefits and fair and competitive interest rates and fees.

PACKAGE OF VALUES

At Citizens Business Bank we build lasting relationships with our customers because we offer the best "package of values" to business and professional clientele in our market areas. Our "package of values" consists of four elements:

- **Banking Services** provide the foundation for a customer relationship. Our full range of banking and wealth management products and services are designed specifically to meet the needs of business and professional clientele.

- **Courtesy Services** are the additional products and services we provide. They are the "extras" that add value to our financial solutions. Courtesy services include accommodations such as armored transport, couriers, electronic access, notary service, telephone and Internet banking services, and wire transfer of funds.

- **Organizational Features** are the features exclusive to Citizens Bank. They add value that only we can provide. Organizational features include our size, office locations, local authority, our business expertise, and particularly our financial strength and performance.

- **Personal Features** are the special and unique qualities of our people. These important resources are only available through Citizens Business Bank. Our superior people make the difference.



San E. Vaccaro

ʼIr. Vaccaro joined the Board of Directors in 1999 as ›art of the acquisition of Orange National Bank, where ›e served as Chairman of the Board. His firm, Law)ffices of San Vaccaro, has been an active part of the)range County legal community for many years. Mr. ʼaccaro has been admitted to the Supreme Court Bar. Iis background and experience in the Orange County ·usiness community provide CVB Financial Corp. and he Bank with advice and direction as we implement ur Orange County growth initiatives.

BANKING SERVICES

Deposit Services

Citizens Business Bank deposit services offer accurate and reliable depository accommodations that provide convenience and flexibility for our customers. Our deposit services provide the foundation for our business relationships. We have a wide range of personal and business accounts to satisfy the needs of every customer.

Our customers have a choice of Special Business Checking for a small business with a minimum level of activity, our Basic Business Checking for small to medium size businesses or a fully Analyzed Business Checking for the business with more complex depository needs.

Citizens business bankers help our customers select the best options to enjoy the greatest access to their funds while they earn income on excess deposits at competitive interest rates. Our customers appreciate the flexibility of personally managing their money on a daily basis, whether through checking accounts or through a variety of money market funds and certificates of deposit. Our customers consistently rate us the best in the business in deposit services.

Business Services

Citizens Business Bank has the experience, knowledge and technology to help our customers manage their cash more efficiently, increase their profitability and make their business banking as easy as possible.

Our customers appreciate the flexibility that our Internet banking services offer to them. Individuals and businesses can enjoy everything from bill payment to full cash management services. They can conduct many other banking activities from the convenience of their home or office, 24 hours a day, seven days a week, with Citizens On-Line Banking.

Our three levels of service can meet personal banking needs or any business and professional requirements. Our Cash Management Services provide account balances, statement information and history, wire transfers, stop payments and a variety of other convenient services.

Merchant Bankcard Services

Our Merchant Bankcard Services offers our business customers a wide variety of transaction processing solutions that allow businesses to accept credit and debit cards quickly, securely and cost-effectively. This service provides our customers with a convenient alternative to processing cash and checks.

Government Services

Government Services is a specialized unit prepared to address the unique servicing requirements of public agency customers. We have the most sophisticated, technologically convenient and competitive services available in our industry. All of our products and services, including Internet banking and cash management services, are available to our public agency customers.

Our Government Services specialists have the expertise to service cities, counties, municipalities, college and school districts, water districts, and other community service districts just to name a few.

International Services

Citizens Business Bank provides a seamless response to our customers' international banking needs. A Citizens business banker can provide the gateway to letters of credit, collections, wire transfers and other vital services through correspondent banks worldwide. When our customer's domestic banking activities extend into the international arena, a Citizens Business Bank international specialist can save time and effort.

Real Estate Services

Citizens Business Bank provides services to those companies that support the real estate industry. Our Real Estate Services specialists address the unique banking needs of Title, Escrow and Property Management companies.

CREDIT SERVICES

Our comprehensive menu of credit services provides our borrowers with everything they need to finance their business. We know that a growing and successful business has a variety of needs. Citizens Business Bank offers a complete package of credit services that range from working capital lines of credit to asset based lending, equipment loans and term loans.

Short-term business credit is available to help customers take advantage of business opportunities simply by writing a check. Long-term financing is available for an array of real estate, manufacturing, office and equipment opportunities. Our SBA specialists can tailor an SBA loan to address the unique needs of our small business customers and work with them from application to funding.

Construction financing is offered on a wide variety of projects including residential, commerical, industrial and retail properties. We offer specialized financing arrangements for agricultural, asset based lending, real estate, municipal leasing and international business. A Citizens business banker is prepared to advise and assist our customers in accomplishing their goals by taking advantage of our extensive array of credit services.

Our local decision makers provide fast responses to satisfy the specific needs of each borrowing customer.

WEALTH MANAGEMENT SERVICES

The Wealth Management Group - *Your Partner in Investment and Trust Solutions.* Our trust services consultants provide our customers with the highest level of responsive, personalized and professional service through the delivery of full management and custodial services. Our consultants work closely with our customers and their advisors, when appropriate, to achieve their investment goals. Experienced and dedicated professionals are available to meet with and assist our customers whenever the need arises. We are available during the development, completion and ongoing administration of their estate and investment plans.

Full management services are available to assist with the design and management of a securities portfolio that complements the specific investment objectives of our customers. Our custodial services allow the Bank to competently handle all the clerical aspects of a portfolio, including income collection, bill payment, capital change monitoring, posting and more.

We provide a Wealth Management capability that has performed at the top of the investment management industry. It enables our customers to get the greatest value from their investment dollar. Our consultants provide a wide variety of services including deposit placement, stocks, bonds, annuities, mutual funds, discount brokerage and investments in other securities.

GOLDEN WEST FINANCIAL SERVICES

Golden West Financial Services became a subsidiary of Citizens Business Bank in July 2002. The acquisition provided the Bank with an opportunity to broaden the scope of products and services we can offer to our customers. The Company was founded in 1977. The senior management of the Company are all former bankers who have extensive backgrounds in long-term, asset based lending. This expertise provides our small-to medium-sized business customers with equipment leasing and financing, vehicle leasing and financing, and commercial and residential real estate financing.

Equipment Leasing

Equipment buying or leasing is made easy with financing through Golden West Financial Services. Our unique financing strategies and direct involvement with our customers allows us to maximize the benefits that are available to meet our customers' needs. Our services can be tailored to assist a broad range of businesses, from the well-established company to the newest business ventures.

Vehicle Buying and Leasing

Our customers can use our fleet purchasing power to lease, finance or buy any make or model of automobile or truck. We can order the vehicle to individual specifications and deliver it to their door. These buying and financing services save our customers time and money.

Real Estate Financing

Golden West Real Estate Services is a California Department of Real Estate licensed broker that provides loans for property owners throughout our service areas. We provide a wide range of products for our clients to consider. Our customers save time and broker fees on their residential or commercial real estate needs.

Golden West Financial Services is solidly staffed to provide services in a timely and professional manner. We look forward to helping our customers with their long-term, fixed-rate leasing and financing needs.

COMMUNITY COMMITMENT

Citizens Business Bank, its officers and its associates provide more support to our communities than any other financial institution. A component of our Value Proposition - Community Commitment - is an integral part of how we do business. We believe it is important to contribute to the communities where our associates and customers live and work. More importantly, we feel it is our responsibility as a leader in the community to support our associates in their efforts to help improve the lives of our friends and neighbors.

CVB Financial Corp. and Citizens Business Bank have a tradition of active involvement in the communities we serve by supporting a variety of local civic and community organizations. Each year our associates donate thousands of hours of community service to help honor our community commitment. Their time and talent is supported with over $600,000 in corporate contributions.

Associates living and working throughout our service area participate in service groups such as Rotary and Kiwanis. They chair and serve on committees for Chambers of Commerce and other civic organizations. We are proud to support the United Way, Boy Scouts, Girl Scouts, San Antonio Hospital Foundation, Children's Fund, LeRoy Haynes Center for Children and Family Services, Methodist Hospital Foundation, St. Joseph Hospital Foundation, The Sycamores, Five Acres, OPARC, American Heart Association and many more.

Each year Citizens Business Bank sponsors our own Annual Charity Golf Classic in Orange County benefiting the Sisters of St. Joseph and Children's Hospital of Orange County. Many of our associates, customers and venders participate and contribute to the success of this worthy event.

SENIOR LEADERSHIP TEAM



D. Linn Wiley
President &
Chief Executive Officer



Edward J. Biebrich, Jr.
Executive Vice President,
Chief Financial Officer



Frank Basirico, Jr.
Executive Vice President,
Senior Credit Officer



Michael W. Mayfield
President,
Golden West Financial Services



Jay W. Coleman
Executive Vice President,
Sales and Service Division



David M. Krebs
Senior Vice President,
Director of Human Resources

Nancy A. Sinclair
Senior Vice President,
Director of Marketing





Edward J. Mylett, Jr.
Senior Vice President,
Regional Manager

Vince L. Gottuso
Senior Vice President,
Regional Manager





John H. Tait
Senior Vice President,
Regional Manager

James E. Mead
Senior Vice President,
Regional Manager



EADERSHIP TEAM

Senior Vice Presidents

Timothy E. Andersen
Manager
Real Estate Services

Greg Armstrong
Manager
Upland Business Financial Center

Marita Barker
Manager
Business Services

William J. Cole
Credit Administrator
Credit Management Division

Steven E. Caseldine
Manager
Corona Business Financial Center

Kenneth B. Coolidge
Credit Administrator
Credit Management Division

Yamynn De Angelis
Division Service Manager
Sales and Service Division

Barbara L. Davis
Credit Administrator
Credit Management Division

David J. Didier
Manager
Arcadia Business Financial Center

Ted J. Dondanville
Manager
Burbank Business Financial Center

James A. (Tony) Ellis
Manager
Santa Ana Business Financial Center

Gregory R. Erikson
Manager
Chino Business Financial Center

John M. Felton
Manager
Pomona Business Financial Center

Shelley L. Flener
Manager
Construction Loan Services

Michael J. Helmuth
Manager
Katella Business Financial Center

Duane S. Keene
Manager
Covina Business Financial Center

John P. Lang
Manager
Finance and Treasury

i A. Moynihan
it Administrator
Management Division

Edwin J. Pomplun
Manager
Trust Services

Michael K. Riffey
Manager
Pasadena Business Financial Center

Paul R. Russ
Manager
Tri-City Business Financial Center

LaVon M. Short
Manager
Investment & Brokerage Services

Gregory G. Smyser
Manager
Ontario-Airport Business Financial Center

Elsa I. Zavala
Manager
Information Services

G. Larry Zivelonghi
Manager
Agribusiness

Vice Presidents & Business Financial Center Managers

David Anduri
Saddleback Valley Business Financial Center

Michael G. Blumberg
Stadium Business Financial Center

Paul H. Bordwell
Fontana Business Financial Center

David A. Brager
Fresno Business Financial Center

Louis J. Buitron, Jr.
Colton Business Financial Center

Dianne C. Chapman
West Arcadia Business Financial Center

Craig M. Ciebiera
South El Monte Business Financial Center

Kenneth C. Clark
Riverside Business Financial Center

Sheila G. Cook
La Cañada-Flintridge Business Financial Center

Albert D'Antonio
San Gabriel Business Financial Center

Michael Duran
Brea Business Financial Center

Charles L. Frost
Ontario Business Financial Center

Harold W. Hanson
Bakersfield & McFarland Business Financial Centers

Christena E. Lange
Laguna Beach Business Financial Center

Michael L. MacDonald
Porterville Business Financial Center

Larry D. McCurley
Monrovia Business Financial Center

P. James Meeks, Jr.
Colorado-Catalina Business Financial Center

Michael P. Nomura
Fullerton Business Financial Center

Mark C. Richardson
Glendale Business Financial Center

Janet M. Robertson
Visalia Business Financial Center

Jeri M. Sell
Tulare Business Financial Center

Dawn M. Serbus
High Desert Business Financial Center

Clovis G. Simpson
South Pasadena Business Financial Center

John J. Stenz
San Bernardino Business Financial Center

Douglas B. Tipping
Plaza Business Financial Center

Barbara J. Veenstra
San Marino Business Financial Center

Vice Presidents & Department Managers

Martin Ensberg
Asset Based Lending Services

Deborah A. George
Government Services

Carol Susan Haynes
Bankcard Services

Lesley R. Hedges
Bank Properties

Richard J. Jett
SBA Services

LaJuna Johnson
Loan Documentation Servicing

Sue K. Man
Controller

Frank J. Maslowski
International Services

Dolly L. Nugent
Compliance

Bert T. Simons
Special Assets

CORPORATE LISTING

George Borba
Chairman of the Board
Dairy Farmer
George Borba & Son Dairy

Ronald O. Kruse
Vice Chairman of the Board
Chairman
Kruse Investment Co., Inc.

D. Linn Wiley
President & Chief Executive Officer
CVB Financial Corp.
Citizens Business Bank

John A. Borba
Dairy Farmer
John Borba & Sons Dairy

John J. Lo Porto
Investor

James C. Seley
Partner
Seley & Company

San E. Vaccaro
Law Offices of San E. Vaccaro

D. Linn Wiley
President and Chief Executive Officer

Edward J. Biebrich, Jr.
Chief Financial Officer

Donna M. Marchesi
Corporate Secretary

Community Trust Deed Services

D. Linn Wiley
President

Sharon Quesada
Vice President/Trust Officer

Donna M. Marchesi
Corporate Secretary

Golden West Financial Services

Michael W. Mayfield
President

Steve L. Tidland
Senior Vice President

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204-2991

Legal Counsel
Manatt, Phelps & Phillips
11355 West Olympic Blvd.
Los Angeles, CA 90064

Stockholder Information
Stockholders may obtain, without charge, form 10-K of CVB Financial Corp. on written request to Donna Marchesi, Corporate Secretary

Mailing Address
CVB Financial Corp.
P.O. Box 51000
Ontario, CA 91761

Street Address
701 North Haven Avenue
Suite 350
Ontario, CA 91764
(909) 980-4030
(877) 422-2265
Fax: (909) 481-2130
www.cbbank.com

Copies of this annual report and interim reports are also available upon written request.

Member FDIC

LOCATIONS

CVB Financial Corp.
Citizens Business Bank
Corporate Headquarters
701 North Haven Avenue
Suite 350
Ontario, CA 91764
(909) 980-4030
(877) 422-2265
www.cbbank.com

Bankcard Services
(909) 481-7826

Business Services
(909) 980-4030 • (888) 228-2265

Construction Loan Services
(909) 481-2167

Government Services
(909) 481-2133 • (888) 305-1222

International Services
(909) 980-4030

Investment and Brokerage Services
(909) 980-4030

Real Estate Services
(909) 980-4030

SBA Services
(909) 980-4030 • (800) 216-3303

Agribusiness
12808 Central Avenue
Second Floor
Chino, CA 91710
(909) 591-7728 • (866) 578-0658

Asset Based Lending Services
2650 East Imperial Highway
Brea, CA 92821
(714) 996-6452

Trust Services
225 East Colorado Boulevard
Pasadena, CA 91101
(626) 405-8335

Community Trust Deed Services
125 East "H" Street
Colton, CA 92324
(909) 370-3232

Golden West Financial Services
3130 Harbor Boulevard
Costa Mesa, CA 92626
(714) 751-6100
(800) 675-4432

ServiceLine
24 Hour Customer Service
(909) 398-0100
1-(888) 222-5432

Business Financial Centers

Arcadia

125 North First Avenue
Arcadia, CA 91006
(626) 445-7350

630 West Duarte Road
Arcadia, CA 91077
(626) 446-3118

Bakersfield

9100 Ming Avenue, Suite 120
Bakersfield, CA 93311
(661) 663-8663

Brea

2650 East Imperial Highway
Brea, CA 92821
(714) 996-8150

Burbank

4100 West Alameda Avenue
Burbank, CA 91505
(818) 843-0707

Chino

12808 Central Avenue
Chino, CA 91710
(909) 627-7316

Colton

308 North La Cadena Drive
Colton, CA 92324
(909) 825-9800

Corona

225 West Sixth Street
Corona, CA 92882
(951) 734-6120

Covina

973 East Badillo Street
Covina, CA 91724
(626) 915-8931

Fontana

9244 Sierra Avenue
Fontana, CA 92335
(909) 350-8080

Fresno

7110 North First Street
Fresno, CA 93720
(559) 261-0222

Fullerton

110 East Wilshire Avenue
Fullerton, CA 92832
(714) 773-0600

Glendale

1000 North Brand Boulevard
Glendale, CA 91202
(818) 550-0400

La Cañada-Flintridge

858 Foothill Boulevard
La Cañada, CA 91011
(818) 952-6085

Laguna Beach

800 Glenneyre
Laguna Beach, CA 92651
(949) 494-9474

Laguna Hills

25255 Cabot Road, Suite 100
Laguna Hills, CA 92653
(949) 581-4444

McFarland

300 West Perkins Avenue
McFarland, CA 93250
(661) 792-5531

Madera

1925 Howard Street, Suite C
Madera, CA 93637
(559) 664-9222

Monrovia

100 East Huntington Drive
Monrovia, CA 91016
(626) 303-4661

Ontario

255 North Euclid Avenue
Ontario, CA 91762
(909) 983-3994

701 North Haven Avenue
Ontario, CA 91764
(909) 980-1080

Orange

1201 East Katella Avenue
Orange, CA 92867
(714) 288-5203

77 Plaza Square
Orange, CA 92866
(714) 288-5300

1800 West Katella Avenue
Orange, CA 92867
(714) 288-5331

Pasadena

225 East Colorado Boulevard
Pasadena, CA 91101
(626) 405-8325

1010 East Colorado Boulevard
Pasadena, CA 91106
(626) 405-4915

Pomona

1095 North Garey Avenue
Pomona, CA 91767
(909) 629-4151

Porterville

375 North Main Street
Porterville, CA 93257
(559) 781-2500

Riverside

3695 Main Street
Riverside, CA 92501
(951) 683-2112

San Bernardino

1555 East Highland Avenue
San Bernardino, CA 92404
(909) 381-5561

301 Vanderbilt Way
San Bernardino, CA 92408
(909) 888-6363

San Gabriel

109 South Del Mar Avenue
San Gabriel, CA 91776
(626) 286-3166

San Marino

980 Huntington Drive
San Marino, CA 91108
(626) 281-0083

Santa Ana

2000 East Fourth Street
Suite 100
Santa Ana, CA 92705
(714) 967-7222

South El Monte

9754 East Rush Street
South El Monte, CA 91733
(626) 442-4470

South Pasadena

901 Fair Oaks Avenue
South Pasadena, CA 91030
(626) 403-5900

Tulare

256 North "K" Street
Tulare, CA 93274
(559) 688-2500

Upland

818 North Mountain Avenue
Upland, CA 91786
(909) 946-6921

Victorville

12380 Hesperia Road, Suite 1
Victorville, CA 92395
(760) 241-5101

Visalia

500 West Main Street
Visalia, CA 93291
(559) 636-2500

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